SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                December 6, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F  X     Form 40-F
                                     ---              ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Vivendi Environnement Logo                               AXA Private Equity Logo



Press release

                                                          Paris, 6 December 2002



                  Vivendi Environnement and AXA Private Equity
                          complete LBO of Bonna Sabla


Vivendi Environnement and AXA Private Equity have completed exclusive negotiations on Vivendi Environnement's sale of Bonna Sabla, a subsidiary of Vivendi Water, to AXA Private Equity, one of the market leaders for investment in unlisted companies.

The deal forms part of Vivendi Environnement's previously announced sell-off of non-core assets.

Bonna Sabla is France's leading manufacturer of concrete products. It operates principally in public sector projects (water supply, wastewater treatment, civil engineering, urban environment, railway sleepers) and has a market share of around 30% thanks to a highly developed local network covering the whole of France. It also has a presence in the UK, Spain, Tunisia and Egypt. In 2001, Bonna Sabla made sales of EUR 405 million, of which 25% were outside France.

Under the terms of the deal Vivendi Environnement is to keep 20% of the capital. AXA Private Equity and its Italian private equity partner, B&S Private Equity Group, take the other 80%, part of this being reserved for the management.

In concluding this deal, AXA Private Equity acted in partnership with entrepreneur Philippe Milliet who will take over the chairmanship of Bonna Sabla. Mr Milliet was previously a member of the Executive Committee of Ciments Francais where, among other achievements, he developed the group's North American subsidiary including setting up a concrete manufacturing operation. With the acquisition of Procoves, he successfully conducted an MBI between 1993 and 1998.

                                     *****

Vivendi Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. It operates across five continents providing custom solutions to industry and municipalities in four complementary fields: water, waste, energy and passenger transportation. Vivendi Environnement sales in 2001 were EUR 29.1 billion.


AXA Private Equity is a capital management company with an exclusive focus on unlisted investments. Its expertise spans each sector of private equity: LBO, venture capital, growth expansion, recovery and funds of funds. It carries on its LBO business through two investment funds and manages or advises private equity funds with assets in excess of EUR 4.2 billion for some of the world's leading investors. All business is conducted in line with the company's core values of professionalism, rigour and transparency.


B&S Private Equity Group is Italy's leading independent private equity house, investing in industrial and service companies. It carries out management buy-outs and buy-ins, backing managers with proven experience and the determination to be successful entrepreneurs.
B&S also provides development capital to unlisted companies looking to grow by acquisition.

B&S Private Equity Group operates its investment business through its Italian Private Equity Fund III (IPEF III) which has EUR 300 million under management. This deal is the Italian group's first venture in France.


Disclaimer
Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Vivendi Environnement's profits, the risk that governmental authorities could terminate or modify some of Vivendi Environnement's contracts, the risk that Vivendi Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Vivendi Environnement's financial results and the price of its shares, the risk that Vivendi Environnement may incur environmental liability in connection with its past, present and future operations, and the risks related to Vivendi Environnement's relationship with Vivendi Universal, as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Environnement.




  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401 737 4100

     Press release also available on http://vivendienvironnement-finance.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 6, 2002

                                          VIVENDI ENVIRONNEMENT


                                          By:  /s/ Jerome Contamine
                                               --------------------------------
                                               Name: Jerome Contamine
                                               Title: Chief Financial Officer